BioHarvest Sciences to Host a Virtual Investor Webinar on September 10, 2025 at 1:00 PM ET

Rehovot, Israel - September 2, 2025 - BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) (“BioHarvest” or the “Company”), a company pioneering its patented Botanical Synthesis technology platform, today announced that management will host a Virtual Investor Webinar on Wednesday, September 10, 2025 at 1:00 p.m. Eastern time.

CEO Ilan Sobel will host the virtual investor webinar to provide a corporate update on new capability-building initiatives, the Company’s ‘Big Bets’ for 2H 2025, and will conclude with a question-and-answer session from dial-in participants. To attend, please reference the access information below:

Virtual Investor Webinar

Date: Wednesday, September 10, 2025

Time: 1:00 p.m. Eastern time

U.S./Canada Dial-in: 1-877-300-8521

International Dial-in: 1-412-317-6026

Conference ID: 10202632

Webcast: BHST Virtual Investor Webinar (https://viavid.webcasts.com/starthere.jsp?ei=1733725&tp_key=4d15ea5c7d)

Sobel said: “This upcoming virtual investor webinar provides a fantastic opportunity to discuss new developments across both our consumer and CDMO business units. We look forward to providing a progress update on our ‘Big Bets’ as outlined in our most recent earnings call - such as our Health Pros program, hydration product and key CDMO efforts - as well as dive into exciting new capability-building technology initiatives. As we broaden our product offerings and expand our CDMO pipeline, we remain focused on driving profitable growth and delivering long-term value to my fellow shareholders.”

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A telephone playback of the call will be available through Wednesday, September 24, 2025. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally, using replay pin number 10202632. A webcast replay will also be available at the webcast link above.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow the active ingredients in plants, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management’s current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

BHST@mzgroup.us